Mail Stop 6010

      November 1, 2005


VIA U.S. MAIL AND FACSIMILE (408) 774-7399

Robert J. Rivet
Chief Financial Officer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California  94088


      Re:	Advanced Micro Devices, Inc.
      Form 10-Q for the quarterly period ended June 26, 2005
		Filed August 4, 2005
		File No. 000-28290


Dear Mr. Rivet:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-Q for the quarterly period ended June 26, 2005

Consolidated Financial Statements

Note 11.  Spansion LLC - Proposed Initial Public Offering
1. We note that Spansion LLC has filed a registration statement with the Commission for a proposed initial public offering of its Class A
Common Stock. Please tell us how you considered whether you should present Spansion LLC as assets to be disposed of by sale. We refer you to the criteria set forth in paragraph 30 of SFAS 144.
2. As a related matter, please tell us when you will file the pro forma financial information required by Rule 11-01 of Regulation S-X for the disposition of Spansion LLC. Note that under Rule 11-01, pro forma financial information is required when a material disposition has occurred or is probable.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant,
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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Robert J. Rivet
Advanced Micro Devices, Inc.
November 1, 2005
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